

February 26, 2024

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People's Republic of China

> **Re: WORK Medical Technology LTD**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed February 12, 2024**
> **File No. 333-271474**

Dear Shuang Wu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

Amendment No. 7 to Registration Statement on Form F-1, Filed February 12, 2024

Distribution Network, page 4

1. We note your disclosure that the total number of direct and indirect customer relationships established overseas through the PRC subsidiaries' exporting distributors was approximately 50 and 100 as of September 30, 2023 and 2022, respectively, and that the decline was attributed to a decreased demand for masks and other medical devices overseas following the easing of COVID-19 restrictions and the diminishing impact of the pandemic since the first quarter of 2023, along with the PRC subsidiaries having placed more emphasis on screening client qualifications, preferring to collaborate with major clients, which has resulted in reduced number of clients. Please disclose whether you expect this trend to continue in future financial periods and the related impact to your business and operations if the number of customer relationships continues to decline.

Shuang Wu
WORK Medical Technology LTD
February 26, 2024
Page 2

<u>Dividends and Other Distributions, page 9</u>

2.   We note that you have removed disclosure quantifying certain cash transfers as of certain financial periods in the filing. Please reinstate this disclosure, and state whether any transfers, dividends, or distributions have been made to date between the company and its subsidiaries, and quantify the amounts where applicable.

<u>General</u>

3.   We note your revisions to prior comment 1 and reissue in part. Since the filing of the amendment on November 6, 2023, certain disclosure appearing on the cover page, Summary, Risk Factor and Regulation sections relating to legal and operational risks associated with operating in China and PRC regulations has been removed, and we do not believe that your revised disclosure continues to convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your amendment filed on November 6, 2023.

    Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Sawicki at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and
                                                Services

cc: Ying Li, Esq.